Exhibit 99.1

NEWS RELEASE

YAMANA GOLD HOSTS OFFICIAL INAUGURATION CEREMONY

FOR THE GUALCAMAYO MINE IN SAN JUAN, ARGENTINA

 Provides exploration update on an exciting new area 10 km north of Gualcamayo mine

Toronto, Ontario, September 30, 2009 ─ YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today held the official inauguration ceremony for its Gualcamayo gold mine, coinciding with the completion of its first quarter of commercial production.  Gualcamayo is a significant operation for Yamana in Argentina where the Company’s interests include a 12.5% interest in the Alumbrera mine and several development or near development projects including Agua Rica.

Working in collaboration with both the community and appropriate governing authorities, Yamana was able to develop the Gualcamayo mine quickly. Construction of the Gualcamayo mine was substantially completed in less than 20 months following receipt of a positive feasibility study and the start of construction in August 2007.  The processing of ore at Gualcamayo began in late December 2008 and Yamana declared commercial production on July 1, 2009.

“The inauguration at the Gualcamayo mine is really a celebration of Yamana’s growing presence in the San Juan province, in the country of Argentina, and throughout South America, and formally marks a significant milestone in the growth of Yamana,” said Peter Marrone, Yamana’s chairman and chief executive officer. “We are deeply honoured and gratified to have Cristina Fernández de Kirchner, the President of Argentina, José Luis Gioja, the Governor of San Juan Province in Argentina, Julio De Vido, the Minister of Federal Planning in Argentina and Jorge Mayoral, the Secretary of Mining in Argentina participate in the formal inauguration of the Gualcamayo mine, along with several other dignitaries from the local, provincial and national governments. We look forward to building upon the strong relationships we have forged since we first became active in Argentina several years ago. Yamana deeply appreciates the high level of support that we have received from the local community and all levels of government.”

“The commencement of commercial production at Gualcamayo in July of this year represents another significant achievement for the Company - delivering earnings and cash flow from yet another Yamana mining operation and giving us strong operating presence in another mining friendly country,” said Ludovico Costa, Yamana’s president and chief operating officer. “As with all of Yamana’s mines, at Gualcamayo we are continuing to evaluate ways to maximize output and cash flow both in the near and longer term.”

The current workforce at Gualcamayo is approximately 1,200 individuals, inclusive of contract and direct employees, more than 90% of whom are Argentine.

Yamana would like to thank all of those who have contributed to the completion of Gualcamayo and those who have made the inauguration today possible. The Company would like to also thank all the participants at today’s inauguration ceremony.

About Gualcamayo
The Gualcamayo property is located in northern San Juan Province, Argentina. It consists of three known main mineral deposits, the main QDD open pit deposit, the Amelia Ines and Magdalena (AIM) satellite open pit deposits and the potential QDD Lower West underground zone.

The Gualcamayo mine presently has total measured and indicated mineral resources* of 98.6 million tonnes at an average grade of 1.10 grams per tonne, totaling 3.5 million ounces of gold, which includes proven and probable mineral reserves of 83.7 million tonnes at an average grade of 1.08 grams per tonne, totaling 2.9 million tonnes of gold, supporting an initial mine life of at least 13 years.  In addition, the inferred resource is 12.8 million ounces of gold, at an average grade of 1.04 grams per tonne, totaling 428,000 ounces of gold.  This represents an increase in total measured and indicated mineral resources of 66% since mid 2006.

Production from the Gualcamayo mine is expected to be more than 120,000 ounces of gold for 2009 and to increase in later years as QDD fully ramps up and with production contributions from the other deposits.

Yamana continues to advance its exploration efforts at QDD Lower West and a feasibility study update is expected in 2010.

As part of a broader exploration program at Gualcamayo, an entirely new area of mineralization, Salamanca, is being explored within the Gualcamayo area.  Salamanca may represent a new area for the addition of resource ounces for Gualcamayo.

*For further details on Yamana’s mineral reserves and mineral resources please see the Company’s Annual Information Form for the year ended December 31, 2008 available at www.sedar.com

Exploration Update – Salamanca, Gualcamayo, Argentina
The Salamanca area is located approximately 10 kilometres north of Yamana’s Gualcamayo gold mine and is within the Gualcamayo mine area (see map A).

Recent drilling results support Yamana’s view that Salamanca represents an important source of further gold ounces for Gualcamayo.  These results will be used to support a mineral resource estimate in the first half of 2010.

The Company is currently conducting a 2,000 metre diamond drillhole program at Salamanca which is designed to further evaluate previously identified sediment-hosted gold mineralization. The previous program completed 14 holes and 2,100 metres of drilling. The current drill program is designed to test for strike length extensions and to investigate the potential for structural repetitions of the mineralized areas down dip and to the west. The current drill holes are located within the known mineralized strike length and confirm or increase the thickness, strike length and grade of the mineralized zone.

Ten drill holes have been completed to date. Geochemical results for the first seven holes have been received and are summarized below (also see maps B and C):

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
09S-06	62.55	124.8	62.25	1.72
09S-06 including	64	94	30	2.23
09S-07	40	114	74	1.2
09S-07 including	62	86	24	1.6
09S-08	40	84	44	1.44
09S-08 including	40	68	28	1.81
09S-08	100	106.25	6.25	1.46
09S-08	112	118	6	1.8
09S-09	46.85	136	89.15	1.63
09S-09 including	46.85	84	37.15	1.5
09S-09 including	92	118	26	1.71
09S-09 including	122	136	14	2.77
09S-09	231.7	278	46.3	1.56
09S-11	33.3	56	22.7	1.22
09S-11	194	204	10	1.05
09S-12	22.1	76	53.9	1.25
09S-12 including	45	61.7	16.7	1.53
09S-12	154	184.45	30.45	1.16
09S-13	10.1	46	35.9	1.44
09S-13 including	10.1	23.1	13	1.95

Significant results from the previous drill program located in the targeted area are summarized below. These results have not been subjected to current QA/QC protocols.

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)
S96-1	0	19.5	19.5	2.4
S96-2	4	66.15	62.15	1.01
S96-4	66.14	102.5	36.4	2.15
S96-5	30.1	69.5	39.4	1.17
S97-3	58.3	118.25	51.3	1.50
S97-3 including	58.3	107	41.05	1.85
S97-3 including	58.3	80.3	18.85	2.66
S97-5	57.1	149.9	92.8	1.12
S97-5 including	131.25	149.9	18.65	2.07
S97-5	214.4	284.26	69.86	1.79
S97-5 including	221.2	275.75	54.55	1.95

Results to date compare favourably to results from the three known mineral deposits at Gualcamayo, which have resource grades of 1.08 g/t gold at QDD, and 2.6 g/t gold at both QDD Lower West and AIM. The sediment hosted mineralization at Salamanca is consistent with the other known mineral deposits at Gualcamayo.

Quality Assurance and Quality Control
Yamana incorporates a Quality Assurance and Quality Control (QAQC) program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101. Geochemical assays are completed by ALS Chemex (the primary lab) and Alex Stewart (the check lab) in Mendoza, Argentina, with analytical assays by ALS Chemex completed in Lima, Peru.  ALS Chemex is ISO 9001 and ISO 17025 certified and Alex Stewart is ISO 9001 certified. All samples are initially assayed by FireAA methods and samples over 10 g/t are re-analyzed by Fire Gravity finished methods. All exploration diamond drill cores are split in half by mechanical or electrical sawing techniques and sampled at appropriate intervals for assay. The remaining core is stored on-site pending assay results. Quality Assurance standards, duplicates and blanks are routinely inserted into the sample stream as a control for assay accuracy, precision and contamination. The results of these checks are tracked and failures are reanalyzed. Results are incorporated into resource models following approval of the QAQC Manager.

Qualified Person
Walter Soechting, P. Geo., Senior Geologist for Yamana Gold Inc. has reviewed and confirmed the data contained within this press release relating to Gualcamayo and Salamanca and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile and Mexico. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com
MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with th projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

MAP A: location map of Salamanca

N
SALAMANCA
Puerta de ALAYA
10Km
ALAYA
Transfer fault
Base Camp
Varela Stock
QDD
Gualcamayo
Mine
TAMBERIAS
Transfer fault
2 1 0 2
Kilometers

MAP B: Drill hole location

Salamanca Project
YAMANAGOLD
Drill Hole location
N
Red beds
Porphyry
Limestone
Porphyry
Green beds
S96-4
S96-1
S96-2
09-S-07
Red beds
Limestone
S96-5
09-S-09
09-S-10
Porphyry
1:500
50
25
0
50
Metros
Proyeccion: Gauss Kruger - Faja 2
Datum: Campo Inchauspe

Map C: Drill hole location

Limestone
Porphyry
Green beds
S96-4
S96-1
S96-2
09-S-07
S97-3
Red beds
Limestone
S96-5
09-S-09
09-S-12
09-S-10
0
50
Porphyry